11017365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	
Expires	April 13, 2013
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2011
Washington, DC
110

SEC FILE NUMBER
8-67122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GH HASTINGS ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

171 LILY LANE

GREENBANK	WA	98253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY H. HASTINGS (360) 222-3806

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP

(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY H. HASTINGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GH HASTINGS ASSOCIATES, LLC as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
LYNDA M MCCLURE
My Appointment Expires Feb 5, 2015

Signature

MANAGING MEMBER
Title

Lynda McClure
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
gh Hastings Associates, LLC
Greenbank, Washington

We have audited the accompanying statement of financial condition of gh Hastings Associates, LLC as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of gh Hastings Associates, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 24, 2011

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

GH HASTINGS ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$	6,400
Due from Member		1,968
Prepaid Expenses		926
Furniture and Equipment, at cost, net of accumulated depreciation of $21,288		107
	$	9,401

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	366
Member's equity		9,035
	$	9,401

See Notes to Financial Statements

GH HASTINGS ASSOCIATES, LLC

STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2010

Revenues	$	-
Expenses		
Telephone		4,139
Professional fees		3,932
Health insurance		3,360
Supplies		2,632
Depreciation		1,980
Travel and entertainment		1,370
Email hosting		918
Research expense		441
Other insurance		384
Regulatory fees		180
Dues and subscriptions		169
Bank fees		96
Taxes and licenses		87
		19,688
Net loss	**$**	**(19,688)**

See Notes to Financial Statements

GH HASTINGS ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2010

Balance, December 31, 2009	$	10,273
Member capital contributions		18,450
Net loss		(19,688)
Balance, December 31, 2010	$	9,035

See Notes to Financial Statements

GH HASTINGS ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net loss	$	(19,688)
Adjustments to reconcile net loss to net cash flows from operating activities		
Depreciation		1,980
Change in operating assets and liabilities		
Prepaid expenses		528
Accounts receivable		(1,652)
Accounts payable		(3,671)
Net cash flows from operating activities		(22,503)
Cash Flows from Financing Activity		
Member capital contributions		18,450
Decrease in cash		**(4,053)**
Cash, beginning of year		10,453
Cash, end of year	$	6,400

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

gh Hastings Associates, LLC ("the Company") became a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") in April 2006.

The Company is a limited liability company (or "LLC"), and as an LLC, any liability to the owners are generally limited to amounts invested into it.

The Company's services include raising capital for customers through the private placement process by placing securities with accredited investors and providing fee-based financial structuring and consulting. No consulting fees were earned during 2010.

The Company uses facilities and some equipment provided by its owner (without charge). Any charges that could be allocated to the Company are not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in bank checking accounts. The Company occasionally has deposits in excess of federally insured limits.

Furniture and Equipment

Depreciation of furniture and equipment is recognized on the straight-line basis over the estimated lives of the assets, ranging between two to seven years.

Revenue Recognition

Revenue is generally recognized when received as the Company does not have formal contracts with customers. Payments for services are generally negotiated.

Income Taxes

The Company has a single member and is a disregarded entity for tax purposes (and does not file a tax return). Items of income, loss, deduction, and credit are passed through to its Member-owner..

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date as the independent auditors' report.

Note 2. Due from Member

At December 31, 2010, the Company had a receivable of $1,968 from the Member for expenses that were paid on behalf of the Member.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000. The required minimum net capital was $5,000 at December 31, 2010. The Company had computed net capital of $6,034 at December 31, 2010, which was in excess of the required net capital level by $1,034. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was .06 to 1.

SUPPLEMENTARY INFORMATION

GH HASTINGS ASSOCIATES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2010

COMPUTATION OF NET CAPITAL

Member's equity	$	9,035
Deductions		
Due from Member		(1,968)
Prepaid expenses		(926)
Furniture and equipment, net		(107)
Net capital, as computed		6,034
Minimum net capital		5,000
Net capital excess	$	1,034

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and aggregate indebtedness	$	366

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		6%
Ratio of aggregate indebtedness to net capital		.06 to 1

gh Hastings Associates, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

GH HASTINGS ASSOCIATES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2010

Net capital per the broker's unaudited Focus Report, Part IIA and per audited financial statements	$	6,034

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
gh Hastings Associates, LLC
Greenbank, Washington

In planning and performing our audit of the financial statements of gh Hastings Associates, LLC ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 24, 2011

SEC Mail Processing
Section

MAR 03 2011

Washington, DC
110

GH HASTINGS ASSOCIATES, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
gh Hastings Associates, LLC
Greenbank, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by gh Hastings Associates, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences. The Company did not make any assessment payments as the Company did not generate any revenue.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

3. We noted no adjustments in Form SIPC-7.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PetersonSullivan LLP

February 24, 2011

GH HASTINGS ASSOCIATES, LLC

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2010

Total assessment for the year ended December 31, 2010	$ -
Payments	
No payment was required	
Amount due with Form SIPC-7	$ -